FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F   X             Form 40-F
                   -----                     -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                No   X
             -----             -----

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

         Contents:
                  1.  Quarterly  Report for the  Quarter  Ended June 30, 2003
                  2.  Press Release dated August 11, 2003

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                                QUARTERLY REPORT*

For the quarterly period ended June 30, 2003

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                          N/A
(Country of Incorporation)                 (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code:  (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x_ No___


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                               Outstanding at June 30, 2003
---------------------------------------             ----------------------------
Common Stock, par value $0.01 per share                     17,999,249



________________________
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                           QUARTER ENDED JUNE 30, 2003



                                ITEMS IN FORM 6-K


                                                                            Page
                                                                            ----

PART I - FINANCIAL INFORMATION

  Item 1.  Financial Statements................................................4

           Condensed Consolidated Balance Sheets
           June 30, 2003 (unaudited) and December 31, 2002.....................4

           Condensed Consolidated Statements of Operations
           for the Three Months and Six Months Ended June 30, 2003
           (unaudited) and 2002 (unaudited)....................................5

           Condensed Consolidated Statements of Shareholders' Equity
           (unaudited) for the Six Months Ended June 30, 2003 (unaudited)
           and 2002 (unaudited)................................................6

           Condensed Consolidated Statement of Cash Flows
           for the Six Months Ended June 30, 2003 (unaudited) and 2002
           (unaudited).........................................................7

           Notes to the Condensed Consolidated Financial Statements............8

  Item 2.  Management's Discussion and Analysis of Financial Condition
           and Results of Operations..........................................14

  Item 3.  Quantitative and Qualitative Disclosures about Market Risk.........17

  Item 4.  Controls and Procedures............................................17



PART II - OTHER INFORMATION

  Item 1.  Legal Proceedings..................................................18

  Item 2.  Changes in Securities and Use of Proceeds..........................18

  Item 3.  Defaults Upon Senior Securities....................................18

  Item 4.  Submission of Matters to a Vote of Security Holders................18

  Item 5.  Other Information..................................................18

  Item 6.  Exhibits and Reports on Form 8-K...................................18

PART 1 - FINANCIAL INFORMATION

Item 1.   Financial Information

                                           RADICA GAMES LIMITED
                                   CONDENSED CONSOLIDATED BALANCE SHEETS
                                    JUNE 30, 2003 AND DECEMBER 31, 2002


(US dollars in thousands, except share data)                        June 30,             December 31,
                                                                ------------------     ------------------
                                                                      2003                   2002
                                                                ------------------     ------------------
                                                                   (unaudited)
                                       ASSETS
Current assets:
Cash and cash equivalents                                           $      29,247          $      32,692
Accounts receivable, net of allowances for doubtful accounts
     of $218 ($315 as at December 31, 2002)                                 7,842                 15,139
Inventories, net of provision of $2,199 ($4,193 as
     at December 31, 2002)                                                 23,546                 20,385
Prepaid expenses and other current assets                                   2,434                  1,674
Income taxes receivable                                                       931                    931
                                                                ------------------     ------------------

Total current assets                                                       64,000                 70,821
                                                                ------------------     ------------------

Property, plant and equipment, net                                         13,291                 14,034
                                                                ------------------     ------------------

Intangible assets                                                           9,551                  9,551
                                                                ------------------     ------------------

Othe assets (Note 6)                                                          885                    896
                                                                ------------------     ------------------

        Total assets                                                $      87,727          $      95,302
                                                                ==================     ==================

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short term borrowings                                               $         846          $         846
Accounts payable                                                            8,581                  9,014
Current portion of long-term debt                                               -                  1,825
Accrued payroll and employee benefits                                       1,069                  2,753
Accrued expenses                                                            3,188                  5,840
Income taxes payable                                                            4                    309
Deferred income taxes                                                          79                     79
                                                                ------------------     ------------------

        Total current liabilities                                          13,767                 20,666
                                                                ------------------     ------------------

        Total liabilities                                                  13,767                 20,666
                                                                ------------------     ------------------

Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,999,249 shares outstanding (17,796,131 as
at December 31, 2002)                                                         180                    178
Additional paid-in capital                                                  2,851                  2,320
Retained earnings                                                          71,553                 72,946
Accumulated other comprehensive loss                                         (624)                  (808)
                                                                ------------------     ------------------

       Total shareholders' equity                                          73,960                 74,636
                                                                ------------------     ------------------

       Total liabilities and shareholders' equity                   $      87,727          $      95,302
                                                                ==================     ==================

                See accompanying notes to the condensed consolidated financial statements.

                                                     RADICA GAMES
                                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                          THREE MONTHS AND SIX MONTHS ENDED
                                                JUNE 30, 2003 AND 2002



(US dollars in thousands,                         Three months ended June 30,            Six months ended June 30,
 except per share data)                       ---------------------------------     ---------------------------------
                                                    2003             2002*                2003              2002*
                                              ----------------  ---------------     ----------------  ---------------
                                                (unaudited)       (unaudited)          (unaudited)      (unaudited)
Revenues:
Net sales                                         $    16,944      $    20,507         $     32,989      $    38,010
Cost of goods sold (exclusive of items
  shown separately below)                             (11,297)         (14,005)             (21,088)         (25,400)
                                              ----------------  ---------------     ----------------  ---------------
Gross profit                                            5,647            6,502               11,901           12,610
                                              ----------------  ---------------     ----------------  ---------------

Operating expenses:
Selling, general and administrative expenses           (5,183)          (4,624)             (10,630)         (10,250)
Research and development                                 (920)            (953)              (1,835)          (1,986)
Depreciation and amortization                            (524)            (717)              (1,116)          (1,436)
Restructuring charge                                      (87)               -                  (87)               -
                                              ----------------  ---------------     ----------------  ---------------
Total operating expenses                               (6,714)          (6,294)             (13,668)         (13,672)
                                              ----------------  ---------------     ----------------  ---------------

Operating (loss) income                                (1,067)             208               (1,767)          (1,062)

Other income                                              108               40                  163               55

Foreign currency gain, net                                147              966                  160              724

Net interest income                                        46               15                  106               16
                                              ----------------  ---------------     ----------------  ---------------

(Loss) income before income taxes                        (766)           1,229               (1,338)            (267)

Provision for income taxes                                (23)            (267)                 (55)            (346)
                                              ----------------  ---------------     ----------------  ---------------

Net (loss) income                                        (789)             962               (1,393)            (613)
                                              ================  ===============     ================  ===============

Net (loss) income per share:

Basic                                             $     (0.04)     $      0.05         $      (0.08)     $     (0.03)
                                              ================  ===============     ================  ===============

Diluted                                           $     (0.04)     $      0.05         $      (0.08)     $     (0.03)
                                              ================  ===============     ================  ===============

Weighted average number of common and common equivalent shares:

Basic                                              17,963,983       17,717,795         $ 17,903,140       17,692,695
                                              ================  ===============     ================  ===============

Diluted                                            17,963,983       18,366,659         $ 17,903,140       17,692,695
                                              ================  ===============     ================  ===============


* Reclassified to conform with 2003 presentation.


                      See accompanying notes to the condensed consolidated financial statements.

                                                        RADICA GAMES LIMITED
                                     CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                      AND COMPREHENSIVE INCOME
                                              SIX MONTHS ENDED JUNE 30, 2003 AND 2002


(US dollars in thousands)                Common stock                                                 Accumulated
                                  --------------------------  Additional   Warrants to                    other          Total
                                     Number                     paid-in      acquire     Retained     comprehensive   shareholders'
                                    of shares      Amount       capital    common stock  earnings         loss           equity
                                  -------------- -----------  ----------- ------------- -----------  --------------- --------------

Balance at December 31, 2002         17,796,131    $    178     $  2,320      $      -    $ 72,946       $     (808)    $   74,636
Stock options exercised                 201,739           2          524             -           -                -            526
Issuance of stock                         1,379           -            7             -           -                -              7
Net loss                                      -           -            -             -      (1,393)               -         (1,393)
Foreign currency translation                  -           -            -             -           -              184            184
                                  -------------- -----------  ----------- ------------- -----------  --------------- --------------

Balance at June 30, 2003             17,999,249    $    180     $  2,851      $      -    $ 71,553       $     (624)    $   73,960
                                  ============== ===========  =========== ============= ===========  =============== ==============


Balance at December 31, 2001         17,646,740    $    176     $  1,549      $    445    $ 61,012       $     (130)    $   63,052
Issuance of stock                         2,526           -           10             -           -                -             10
Stock options exercised                  80,245           1          164             -           -                -            165
Expiration of stock warrants                  -           -          445          (445)          -                -              -
Net loss                                      -           -            -             -        (613)               -           (613)
Foreign currency translation                  -           -            -             -           -             (366)          (366)
                                  -------------- -----------  ----------- ------------- -----------  --------------- --------------

Balance at June 30, 2002             17,729,511    $    177     $  2,168      $      -    $ 60,399       $     (496)    $   62,248
                                  ============== ===========  =========== ============= ===========  =============== ==============

                             See accompanying notes to the condensed consolidated financial statements.

                                       RADICA GAMES LIMITED
                          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                              SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(US dollars in thousands)                                                 2003             2002
                                                                      -----------      -----------
                                                                      (unaudited)      (unaudited)
Cash flow from operating activities:
Net loss                                                                $ (1,393)       $   (613)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Deferred income taxes                                                     --               466
  Depreciation                                                             1,116           1,226
  Amortization                                                              --               210
  Loss on disposal and write off of property, plant and equipment              3              18
  Changes in assets and liabilities:
    Decrease in accounts receivable                                        7,297           5,762
    Increase in inventories                                               (3,161)         (7,726)
    Increase in prepaid expenses and other assets                           (749)         (1,303)
    Increase in accounts payable                                             197           2,615
    (Decrease) increase in accrued payroll and employee benefits          (1,684)             55
    Decrease in accrued warranty expenses                                   (630)           (480)
    Decrease in other accrued liabilities                                 (2,652)         (1,652)
    (Increase) decrease in income taxes                                     (305)              3
                                                                        --------        --------

Net cash used in operating activities                                     (1,961)         (1,419)
                                                                        --------        --------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                            2             210
Purchase of property, plant and equipment                                   (378)           (452)
                                                                        --------        --------

Net cash used in investing activities                                       (376)           (242)
                                                                        --------        --------

Cash flow from financing activities:
Funds from issuance of stock                                                   7              10
Funds from stock options exercised                                           526             165
Repayment of long-term debt                                               (1,825)         (1,824)
                                                                        --------        --------

Net cash used in financing activities                                     (1,292)         (1,649)
                                                                        --------        --------

Effect of currency exchange rate change                                      184            (366)
                                                                        --------        --------

Net decrease in cash and cash equivalents                                 (3,445)         (3,676)

Cash and cash equivalents:
  Beginning of period                                                     32,692          25,810
                                                                        --------        --------

End of period                                                           $ 29,247        $ 22,134
                                                                        ========        ========

            See accompanying notes to the condensed consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2003)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The Condensed Consolidated Financial Statements of Radica Games Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financials statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of June 30, 2003, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The provisions of SFAS are effective for fiscal years ending after December 15, 2002.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148. As permitted by SFAS No. 123, the Company has elected to retain the intrinsic-value-based method of accounting. Accordingly, the Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2003)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     In accordance with SFAS No. 148, the following table summarizes the Company's results on a pro forma basis as if it had recorded compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 for the three months and six months ended June 30, 2003 and 2002:

                                                            Three month ended June 30,        Six month ended June 30,
                                                         -------------------------------   -------------------------------
                                                              2003            2002              2003            2002
                                                         ---------------  --------------   ---------------  --------------
Net (loss) income
  As reported                                                  $ (789)          $ 962          $ (1,393)         $ (613)
  Add: Total stock-based employee compensation
    expense determined under fair-value-based
    method for all rewards, net of related tax effects           (162)           (191)             (304)           (386)
                                                         ---------------  --------------   ---------------  --------------
  Pro forma                                                    $ (951)          $ 771          $ (1,697)         $ (999)
                                                         ===============  ==============   ===============  ==============

Basic and diluted (loss) income per share
  As reported                                                 $ (0.04)         $ 0.05           $ (0.08)        $ (0.03)
  Pro forma                                                   $ (0.05)         $ 0.04           $ (0.09)        $ (0.06)

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT
     In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts the Company enters into that meet the scope of this interpretation are financial and performance standby letters of credit on behalf of wholly-owned subsidiaries. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The initial adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Although the Company is in the process of assessing the impact of adopting FIN 46 on its financial position and results of operations, the Company believes that it does not have any interests in variable interest entities that will require consolidation.

     In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative
     Instruments and Hedging Activities." While the effective date of this announcement for the Company is not until Q3 2003, the Company does not believe that the provisions will have any significant impact on the Company's financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2003)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     In May 2003 SFAS No. 150 "Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both" was issued. SFAS No. 150 requires changes to the classification of certain freestanding financial instruments that are currently classified as equity. This announcement is effective for instruments entered into after May 31, 2003 and for all instruments outstanding after June 30, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial position or results of operations.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net income (loss) or stockholders' equity.

2.   EARNINGS PER SHARE

     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     The following table sets forth the computations of basic and diluted (loss) income per share as of June 30:

                                                 Three months ended June 30,        Six months ended June 30,
                                               -------------------------------   -------------------------------
                                                    2003            2002              2003            2002
                                               ---------------  --------------   ---------------  --------------
Numerator for basic and diluted (loss)
  earnings per share:
  Net (loss) income                               $      (789)    $       962      $     (1,393)    $      (613)
                                               ===============  ==============   ===============  ==============

Denominator :
  Basic weighted average shares                    17,963,983      17,717,795        17,903,140      17,692,695
  Effect of dilutive options and warrants                 --          648,864               --              --
                                               ---------------  --------------   ---------------  --------------
Diluted weighted average shares                    17,963,983      18,366,659        17,903,140      17,692,695
                                               ===============  ==============   ===============  ==============

Net (loss) income per share:
Basic                                             $     (0.04)    $      0.05      $      (0.08)    $     (0.03)
                                               ===============  ==============   ===============  ==============
Diluted                                           $     (0.04)    $      0.05      $      (0.08)    $     (0.03)
                                               ===============  ==============   ===============  ==============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2003)
                            (US dollars in thousands)

3.   BUSINESS SEGMENTS

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games and Youth Electronics business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     A summary of the Company's two reportable segments is set forth below.

                                                Three months ended June 30,       Six months ended June 30,
                                             -----------------------------------------------------------------
                                                  2003            2002              2003            2002
                                             ---------------  --------------   ---------------  --------------
Revenues from external customers
  Games and Youth Electronics                      $ 13,697        $ 16,608          $ 25,747        $ 29,034
  VGA                                                 3,247           3,899             7,242           8,976
                                             ---------------  --------------   ---------------  --------------
Total revenues from external customers             $ 16,944        $ 20,507          $ 32,989        $ 38,010
                                             ===============  ==============   ===============  ==============

Segment (loss) income
  Games and Youth Electronics                      $   (226)       $  1,263          $    (37)       $  1,090
  VGA                                                  (694)            (89)           (1,570)         (1,428)
                                             ---------------  --------------   ---------------  --------------
Total segment (loss) income                        $   (920)       $  1,174          $ (1,607)       $   (338)

Corporate
  Net interest and other income                         154              55               269              71
  Provision for income taxes                            (23)           (267)              (55)           (346)
                                             ---------------  --------------   ---------------  --------------
Total consolidated net (loss) income               $   (789)       $    962          $ (1,393)       $   (613)
                                             ===============  ==============   ===============  ==============

4.   GOODWILL

     At June 30, 2003 and December 31, 2002, the Company's cost in excess of fair value of assets purchased ("goodwill") related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis thereafter or an interim basis if an event or change in circumstances indicates that the asset might be impaired. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value.

     The Company has undertaken goodwill impairment testing to determine whether the goodwill carried on the books was impaired and the extent of such impairment. The goodwill arising from the 1999 acquisition of Radica UK was allocated to the VGA reporting unit. In December 2002, the Company completed its annual goodwill impairment assessment, which indicated no impairment of goodwill. There have been no events since December 31, 2002, which would cause the Company to change this assessment.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2003)
                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                          June 30,      December 31,
                                            2003            2002
                                       ---------------  --------------

     Raw materials                            $ 4,325         $ 3,004
     Work in progress                           4,345           3,462
     Finished goods                            14,876          13,308
     Consigned finished goods                       -             611
                                       ---------------  --------------
                                             $ 23,546        $ 20,385
                                       ===============  ==============

6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                             June 30,      December 31,
                                               2003            2002
                                          ---------------  --------------

     Land and buildings                         $ 12,221        $ 12,230
     Plant and machinery                           7,488           7,520
     Furniture and equipment                       7,424           7,303
     Leasehold improvements                        2,960           2,879
                                          ---------------  --------------
       Total                                      30,093          29,932
       Less: Accumulated depreciation
         and amortization                        (16,802)        (15,898)
                                          ---------------  --------------
         Total, net                             $ 13,291        $ 14,034
                                          ===============  ==============

     In November 2002, the AICPA international practices task force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights generally would be considered operating leases, as they are long-term leases of lands, which do not transfer title. On January 1, 2003, the Company followed this guidance and reclassified $885 and $896 to other assets from property, plant and equipment as of June 30, 2003 and December 31, 2002, respectively.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                             June 30,      December 31,
                                               2003            2002
                                          ---------------  --------------

     Accrued advertising expenses                  $ 943         $ 1,243
     Accrued license and royalties                   651           1,479
     Commissions payable                              45             191
     Other accrued liabilities                     1,549           2,927
                                          ---------------  --------------
          Total                                  $ 3,188         $ 5,840
                                          ===============  ==============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2003)
                            (US dollars in thousands)

8.   PLEDGE OF ASSETS

     At June 30, 2003, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

     Leasehold land and buildings           $     8,081
     Bank balances                                3,173
     Inventories                                 10,904
     Other assets                                   885
                                          ---------------
                                            $    23,043
                                          ===============

9.   LITIGATION

     The Company is subject to pending claims and litigation. On April 4, 2000, a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification ("Auto ID") operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology.

     The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. As of the reporting date, no judgment had been handed out in the Cognex case. The Company has other pending litigation against it. While these matters are substantially covered by insurance, the Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at June 30, 2003, in respect of the Lemelson case or other claims or legal actions, in accordance with the Company's accounting policy. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

10.  RESTRUCTURING CHARGE

     In June 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. The reductions in workforce are permanent and affected the Company's VGA segment. As of June 30, 2003, the Company has completed the process of closing the UK R&D office. There was no restructuring reserve as at June 30, 2003.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Radica Games Limited (NASDAQ: RADA) manufactures and markets a diverse line of electronic entertainment products covering three product lines - electronic games carrying the Radica and Play TV brand names, youth electronics carrying the Girl Tech and Barbie(TM) brand names, and Gamester branded video game controllers & accessories. Radica also provides "Manufacturing Services" including manufacturing for other companies in the electronic game industry and provides sourcing services for retail customers. The business is divided into two reportable segments: Games, which includes the electronic games and youth electronics product lines as well as Manufacturing Services, and Video Game Accessories ("VGA") which relates to the Gamester product line.

Founded in 1983 by Americans living in Hong Kong, the Company is headquartered in Hong Kong and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2002 it had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc. In 1994 the Company went public when its shares began trading on the NASDAQ exchange and are traded under the RADA symbol. A complete description of Radica's product line and company information can be found on its website (www.radicagames.com).

RESULTS OF OPERATIONS

The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                   Three month ended June 30,
                                                -------------------------------
                                                      2003            2002
                                                ---------------  --------------
Net sales                                               100.0%          100.0%
Cost of sales                                           (66.7%)         (68.3%)
Gross margin                                             33.3%           31.7%
Selling, general and administrative expenses            (30.6%)         (22.6%)
Research and development                                 (5.4%)          (4.6%)
Depreciation and amortization                            (3.1%)          (3.5%)
Restructuring charge                                     (0.5%)           0.0%

Operating (loss) income                                  (6.3%)           1.0%

Other income                                              0.6%            0.2%
Foreign currency gain, net                                0.9%            4.7%
Interest income, net                                      0.3%            0.1%

(Loss) income before income taxes                        (4.5%)           6.0%
Provision for income taxes                               (0.2%)          (1.3%)
Net (loss) income                                        (4.7%)           4.7%

The Company reported a net loss for the second quarter of ($0.8) million or ($0.04) per diluted share compared to a net profit of $1.0 million or $0.05 per diluted share in the second quarter of 2002.

Summary of sales achieved from each category of products:

                                                      Three months ended June 30,
                                -----------------------------------------------------------------------
                                              2003                                  2002
                                ---------------------------------    ----------------------------------
                                   % of Net            Net              % of Net             Net
Product Lines                    Sales Value       Sales Value         Sales Value       Sales Value
-----------------------------------------------   ---------------    ----------------  ----------------
(US dollars in thousands)

Electronic Games                         49.2%        $    8,329               42.0%        $    8,607
Youth Electronics                        12.9%             2,196                8.8%             1,802
VGA                                      15.0%             2,537               15.1%             3,101
Manufacturing Services                   22.9%             3,882               34.1%             6,997
                                ---------------   ---------------    ----------------  ----------------
Total                                   100.0%        $   16,944              100.0%        $   20,507
                                ===============   ===============    ================  ================

Gross profit margin for the second quarter of 2003 was 33.3% as compared to 31.7% in the second quarter of 2002 due to a change in product mix to higher margin business offset by the effect of terminating our French and German consignment arrangements for the VGA business. This resulted in closeout sales of $0.7 million without which the gross margin would have been 34.9% for the quarter. A new French non-consignment distribution arrangement was established with Nobilis S.A. to replace these relationships and substantially reduce inventory risk in those markets. The Company's continued movement away from lower margin manufacturing services business toward higher margin, Radica branded business was the primary reason that total sales in the second quarter of 2003 decreased by $3.6 million to $16.9 million compared to $20.5 million in the second quarter of 2002. Manufacturing Services sales decreased by 44.5% for the quarter and 43.7% on a year to date basis. Electronic Games sales decreased by 3.2% for the quarter due to a change in timing of shipments from last year to a particular customer but increased 7.5% year-to-date. Youth Electronics grew by 21.9% for the quarter and 1.6% year to date. Video Game Accessories ("VGA") decreased by 18.2% for the quarter and 14.7% year to date mainly because there were no new platform launches in the first half of 2003 to drive sales unlike the first half of 2002 which included the European launches of Xbox and GameCube.

Operating expenses for the quarter were $6.7 million as compared to $6.3 million in Q2 2002. The increase in expenditure was as a result of a restructuring charge of $87,000 due to the closure of the UK R&D office and the timing of advertising expenditure for Easter which fell into Q2 in 2003 but Q1 in 2002. In Q2 2003 advertising expenditure was $0.6 million and in Q2 2002 it was $0.1 million. For the six months ended June 30, 2003, operating expenses fell slightly from the comparative period in 2002 and included an increase in advertising expenditure of $172,000 due to the timing of commercial production expense compared to the prior year.


The following table shows the major operating expenses:

                                               Three months ended June 30,
                                            -------------------------------
(US dollars in millions)                         2003            2002
                                            ---------------  --------------

Advertising expenses                                   0.6             0.1
Other selling and promotion expenses                   0.7             0.8
Indirect salaries and wages                            2.1             2.0
Research and development expenses                      0.9             1.0
Depreciation and amortization                          0.5             0.7

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003 the Company had $29.2 million of cash and net assets of $74.0 million as compared to $32.7 million and $74.6 million, respectively at December 31, 2002. Total debt stood at $0.8 million at June 30, 2003 compared to $2.7 million at December 31, 2002 and long-term debt fell to zero. Inventories increased to $23.6 million from $20.4 million at December 31, 2002, but were lower than June 2002 inventories by $1.4 million. Receivables were $7.8 million at June 30, 2003 as compared to $15.1 million at December 31, 2002 and $7.6 million at June 30, 2002. The Company's business is inherently seasonal.
Normally, the Company's sales have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. Likewise, inventory buildup is seasonal and total inventories are generally highest during the third quarter of the fiscal year.

The Company generates the majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. At June 30, 2003, cash and cash equivalents, net of short-term borrowings, were $28.4 million of which $3.2 million of cash deposits have been pledged as security for undrawn or substantially repaid banking facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits given the significant excess of pledged assets over outstanding borrowings. This compares with cash and cash equivalents, net of short-term borrowings of $30.0 million at December 31, 2002.

Net cash used in operating activities was $2.0 million in the six months ended June 30, 2003 as compared to net cash used in operating activities of $1.4 million in 2002. The increase in cash used by operating activities for 2003 is mainly attributable to net loss in 2003 of $1.4 million as compared to a loss of $0.6 million in 2002.

Net cash used in investing activities was a net utilization of $0.4 million and $0.02 million in the six months ended June 30, 2003 and 2002, respectively.

Net cash used in financing activities was $1.3 million in the six months ended June 30, 2003 compared with $1.6 million in the six months ended June 30, 2002. In 2003, the Company repaid all long-term debt.

Current liabilities were $13.8 million at June 30, 2003 compared to $20.7 million at December 31, 2002. The decrease was the result of reduction in accrued payroll & employee benefits, license and royalties payable and current portion of long-term debt from 2002.

The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail-selling season. Accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet customer demand during the holiday season. Due to the concentrated time frame of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenses paid and revenues collected sometimes makes it necessary for the Company to borrow cash during the year. As of June 30, 2003, the Company had more than $5.0 million of various lines of credit available. A breakdown of the Company's short-term and long-term financing during 2003 is as follows:

             Bank              Jan. 1, 2003        Repayment        Jun. 30, 2003         Maturity
--------------------------  ------------------  ---------------  ------------------   ---------------
(US$ in thousands)

China Construction Bank        $        846        $       --       $       846          Aug 7, 2003
(Humen, China)
HSBC                           $       1,825       $    (1,825)     $       --                   --

Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2003, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

The Company had no derivative instruments or off balance sheet financing activities during the second quarter of 2003. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

CRITICAL ACCOUNTING POLICIES

For a discussion of the Company's critical accounting policies, see "Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2002 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on the Company is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of the Company's risk factors, see "Item 3. Key Information - Risk Factors" and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" in the Company's 2002 Form 20-F and Form 6K for the first quarter of 2003, respectively.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of the Company's risk factors, you are referred to the sections in the Company's Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The market risk disclosures have not materially changed from those appearing in the Company's 2002 Form 20-F (see Item 5).

ITEM 4.  CONTROLS AND PROCEDURES

      Not Applicable.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

      See Note 9 to the accompanying Financial Statements.

Item 2.  Changes in Securities and Use of Proceeds

      None.

Item 3.  Defaults Upon Senior Securities

      None.

Item 4.  Submission of Matters to a Vote of Security Holders

      None.

Item 5.  Other Information

      None.

Item 6.  Exhibits and Reports on Form 8-K

      (a) Exhibits

          None.

      (b) Reports on Form 8-K

          None.

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED



Date:   August 29, 2003                        /s/ Craig D. Storey
     ------------------------                -----------------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer

RADICA: Investor Information


              RADICA GAMES LIMITED REPORTS SECOND QUARTER RESULTS

HONG KONG, Aug. 11 /PRNewswire-FirstCall/ -- Radica Games Limited (Nasdaq: RADA) announced today its results for the second quarter ended June 30, 2003. The Company reported a net loss for the quarter of ($0.8) million or ($0.04) per diluted share compared to net income of $1.0 million or $0.05 per diluted share in the second quarter of 2002. Net loss for the six-month period ended June 30, 2003 was ($1.4) million or ($0.08) per diluted share compared to a loss of ($0.6) million or ($0.03) per diluted share for the same period in 2002.

For comparative purposes the Company noted that in the current quarter it made a currency gain of $0.1 million (or 1 cent per share) compared to a $1.0 million (or 5 cents per share) currency gain in the second quarter of 2002. For the six months ended June 30, 2003 the Company made a currency gain of $0.2 million (or 1 cent per share) compared to $0.7 million (or 4 cents per share) in the six months ended June 30, 2002. The reduction in foreign currency gains is due to differences arising from inter-company foreign currency transactions that have been restructured during 2003 as long term in nature. The Company does not expect to have any further material foreign exchange losses or gains as a result of inter-company debts.

Pat Feely, Chief Executive Officer of Radica, said, "Retail buying patterns continued to be sluggish in the toy and game industry until June when we saw an improvement as retailers began to take in stocks once again at normal seasonal levels in anticipation of the fall selling season. This recent positive buying trend appears to be continuing; so, we are becoming increasingly optimistic that the industry will rebound in the second half. Even so, we believe it is prudent to lower our earnings targets for the full year to a growth rate compared to 2002 in the range of 5% to 10%. Achieving this level of earnings growth will depend on a continuation of the improvement that we have seen recently."

As a result of the Company's continued movement away from lower margin manufacturing services business toward higher margin, Radica branded business, total sales for the quarter decreased to $16.9 million as compared to $20.5 million in Q2 2002, a drop of $3.6 million of which $3.1 million related to Manufacturing Services. As a result Manufacturing Services sales decreased by 44.5% for the quarter and 43.7% on a year to date basis. Electronic Games sales decreased by 3.2% for the quarter due to a change in timing of shipments from last year to a special customer and increased 7.5% year-to-date. Youth Electronics grew by 21.9% for the quarter and 1.6% year to date. Video Game Accessories ("VGA") decreased by 18.2% for the quarter and 14.7% year to date. There were no new platform launches in the first half of 2003 to drive the sales such as there were in the first half of 2002 with the European launches of Xbox and GameCube. The following table shows the detailed comparisons for the quarter and the year:

                               Three months ended    Six months ended
                                    June 30,             June 30,
    Product Lines               2003       2002       2003      2002
    (US$ in thousands)

    Electronic Games            8,329      8,607     16,594     15,437
    Youth Electronics           2,196      1,802      3,874      3,813
    VGA                         2,537      3,101      5,771      6,764
                               13,062     13,510     26,239     26,014

    Manufacturing Services      3,882      6,997      6,750     11,996

    Total                     $16,944    $20,507    $32,989    $38,010

Feely added, "As we have previously mentioned, we expect our Manufacturing Services sector to play a less significant role in our results as our volume shifts to higher margin Radica branded products. We expect our second half Manufacturing Services sales to decrease by about $11 million compared to 2002, with $9 million of that decrease coming from the third quarter alone. On the other hand, sales of Radica branded products appear likely to grow in the second half in the range of 7 to 10%. Since gross margin percentages on Radica branded products are in the mid to upper 40s compared to the mid teens for Manufacturing Services, our gross profits should benefit."

"Our Electronic Games sector showed sales and market share growth in the first half even during the difficult market environment that the industry experienced. We expect this positive trend to continue in the second half due to the solid trade support of several new product launches for this fall including Play TV Huntin'2, Play TV Rescue Heroes and Big Screen Tetris as well as the international expansion of our Skannerz line. While Youth Electronics sales were relatively flat for the first half, the fall launch of Girl Tech Dare Ya and the Barbie Secret Diary should provide growth in this sector during the second half. Radica's VGA sector suffered from negative comparisons to 2002 sales where European launches of Xbox and GameCube, and related pipeline fill, happened in the first half of last year. While the second half should provide more normalized comparatives and we are excited about the launch of several new innovative products, it should be noted that distressed pricing in this sector is negatively impacting margins as manufacturers seek to reduce excess inventories of commodity items. We expect this trend in the VGA sector to continue in the second half and are hoping for a more positive market environment in VGA in future years when our strategy to focus primarily on higher margin, innovative items begins to fully take hold," said Feely.

Gross profit margin for Q2 2003 grew to 33.3% as compared to 31.7% in Q2 2002 and to 36.1% for the year to date compared to 33.2% for the comparable period in 2002. This was due to a change in product mix to higher margin business offset by the effect of terminating our French and German consignment arrangements for the VGA business. This resulted in closeout sales of $0.7 million without which the gross margin would have been 34.9% for the quarter. A new French non-consignment distribution arrangement was established with Nobilis S.A. to replace these relationships and substantially reduce inventory risk in those markets.

Operating expenses for the quarter were $6.7 million as compared to $6.3 million in Q2 2002. The increase in expenditure was as a result of a one time restructuring charge of $87,000 due to the closure of the UK R&D office and the timing of advertising expenditure for Easter which fell into Q2 in 2003 but Q1 in 2002. In Q2 2003 advertising expenditure was $0.6 million and in Q2 2002 it was $0.1 million. For the six months ended June 30, 2003, operating expenses fell slightly from the comparative period in 2002 and included an increase in advertising expenditure of $172,000 due to the timing of commercial production expense compared to the prior year.

At June 30, 2003 the Company had $29.2 million of cash and net assets of $74.0 million as compared to $32.7 million and $74.6 million, respectively at December 31, 2002. Total debt stood at $0.8 million at June 30, 2003 compared to $2.7 million at December 31, 2002 and long-term debt fell to zero. Inventories increased to $23.6 million from $20.4 million at December 31, 2002, but were lower than June 2002 inventories by $1.4 million. Receivables were at $7.8 million at June 30, 2003 as compared to $15.1 million at December 31, 2002 due to normal seasonality.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information - Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (Nasdaq: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                             RADICA GAMES LIMITED
                    CONSOLIDATED STATEMENTS OF OPERATIONS

    (US Dollars in thousands,
     except per share data)

                               Three months ended      Six months ended
                                    June 30,               June 30,
                                 2003     2002*        2003       2002*
                           (unaudited)(unaudited)  (unaudited)(unaudited)
    Revenues:
    Net sales                  $16,944    $20,507    $32,989     $38,010
    Cost of goods sold
     (exclusive of items
      shown separately
      below)                   (11,297)   (14,005)   (21,088)    (25,400)
    Gross profit                 5,647      6,502     11,901      12,610

    Operating expenses:
    Selling, general
     and administrative
     expenses                   (5,183)    (4,624)   (10,630)    (10,250)
    Research and development      (920)      (953)    (1,835)     (1,986)
    Depreciation and
     amortization                 (524)      (717)    (1,116)     (1,436)
    Restructuring charge           (87)        --        (87)         --
    Total operating expenses    (6,714)    (6,294)   (13,668)    (13,672)

    Operating (loss) income     (1,067)       208     (1,767)     (1,062)

    Other income                   108         40        163          55

    Foreign currency gain, net     147        966        160         724

    Net interest income             46         15        106          16

    (Loss) income before
     income taxes                 (766)     1,229     (1,338)       (267)

    Provision for income taxes     (23)      (267)       (55)       (346)

    Net (loss) income             (789)       962     (1,393)       (613)

    Net (loss) income per share:

    Basic                       $(0.04)     $0.05     $(0.08)     $(0.03)

    Diluted                     $(0.04)     $0.05     $(0.08)     $(0.03)

    Weighted average number
     of common and common
     equivalent shares:

    Basic                  17,963,983   17,717,795  $17,903,140  17,692,695

    Diluted                17,963,983   18,366,659  $17,903,140  17,692,695

    *  Reclassified to conform with 2003 presentation.

                             RADICA GAMES LIMITED
                         CONSOLIDATED BALANCE SHEETS

    (US Dollars in thousands, except share data)
                                                     June 30,   December 31,
                                                       2003        2002
                                                    (unaudited)
                               Assets
    Current assets:
    Cash and cash equivalents                        $29,247      $32,692
    Accounts receivable, net of allowances
     for doubtful accounts of $218
     ($315 as at December 31, 2002)                    7,842       15,139
    Inventories, net of provision of $2,199
     ($4,193 as at December 31, 2002)                 23,546       20,385
    Prepaid expenses and other current assets          3,319        2,570
    Income taxes receivable                              931          931

           Total current assets                       64,885       71,717

    Property, plant and equipment, net                13,291       14,034

    Intangible assets                                  9,551        9,551

        Total assets                                 $87,727      $95,302

                   Liabilities and Shareholders' Equity
    Current liabilities:
    Short term borrowings                               $846         $846
    Accounts payable                                   8,581        9,014
    Current portion of long-term debt                     --        1,825
    Accrued payroll and employee benefits              1,069        2,753
    Accrued expenses                                   3,188        5,840
    Income taxes payable                                   4          309
    Deferred income taxes                                 79           79

        Total current liabilities                     13,767       20,666

        Total liabilities                             13,767       20,666

    Shareholders' equity:
    Common stock
      par value $0.01 each, 100,000,000
      shares authorized, 17,999,249 shares
      outstanding (17,796,131 as at
      December 31, 2002)                                 180          178
    Additional paid-in capital                         2,851        2,320
    Retained earnings                                 71,553       72,946
    Accumulated other comprehensive loss                (624)        (808)

        Total shareholders' equity                    73,960       74,636

        Total liabilities and shareholders'
         equity                                      $87,727      $95,302

SOURCE  Radica Games Limited

Copyright 2003 by Radica Games Limited. All rights reserved.